FORM OF EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made this 1st day of January 2008, between Brandes Investment Trust, a Delaware statutory trust (the “Trust”) and Brandes Investment Partners, L.P., a California limited partnership (hereinafter called the “Adviser”).

WHEREAS, the parties hereto have entered into an Investment Advisory Agreement dated December 16, 1996 (as amended, the “Investment Advisory Agreement”), pursuant to which the Adviser agrees to provide, or arrange for the provision of, investment advisory and management services to the Trust; and

WHEREAS, the Trust and the Adviser believe that capping the total expenses of each class of shares of the Brandes Institutional Core Plus Fixed Income Fund series of the Trust (the “Core Plus Fund”) and the Brandes Institutional Enhanced Income Fund series of the Trust (the “Enhanced Income Fund”, and together with the Core Plus Fund, the “Fixed Income Funds”) is in the best interests of the shareholders of each Fixed Income Fund;

NOW, THEREFORE, the parties hereto do agree as follows:

1.           Limit on Operating Expenses.  The Adviser agrees to limit each class of a Fixed Income Fund’s Operating Expenses to the respective annual rate of total Operating Expenses specified for that class in Appendix A of this Agreement (the “Expense Caps”) by waiving all or a portion of its management fee and, if necessary, bearing other Operating Expenses, with respect to such class.

2.           Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to a class of a Fixed Income Fund is defined to include all expenses payable by the Fund necessary or appropriate for the operation of such class, including the Adviser’s investment advisory fee as described in the Investment Advisory Agreement, but does not include taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation.

3.           Reimbursement of Fees and Expenses.  The Adviser retains its right to receive reimbursement of reductions of its investment advisory fee and Operating Expenses paid by it that are not its responsibility as described in the Investment Advisory Agreement.

4.           Recoupment Balance.  Any fee reduced by the Adviser or Operating Expenses paid by it with respect to a class of a Fixed Income Fund (collectively, “subsidies”) pursuant to this Agreement may be reimbursed by such Fixed Income Fund to the Adviser no later than the end of the fifth full fiscal year following the year to which the subsidy relates if the aggregate expenses for that period do not exceed an Expense Caps in effect at the time the subsidies were incurred or any more restrictive limitation to which the Adviser has agreed (subsidies available for reimbursement to the Adviser under this paragraph are collectively referred to as the “Recoupment Balance”) and the Board of Trustees of the Trust approves the reimbursement.  The Adviser generally shall seek reimbursement on a rolling five-year basis whereby the oldest subsidies are recouped first.  The Adviser shall not request or receive reimbursement of the Recoupment Balance before payment of the operating expenses of the relevant class of a Fixed Income Fund for the current year and shall not cause such class of a Fixed Income Fund to exceed an Expense Cap or any other agreed upon expense limitation for that year in making such reimbursement.  The Adviser agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

5.           Term.  This Agreement shall become effective on the date specified herein and shall remain in effect until December 31, 2008 and shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved at least annually by the Adviser and the Board of Trustees of the Trust.

6.           Termination.  This Agreement may be terminated at any time by the Board of Trustees of the Trust on behalf of any one or more of the Fixed Income Funds, upon sixty (60) days’ written notice to the Adviser without payment of any penalty and shall automatically terminate upon the termination of the Investment Advisory Agreement.

7.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9.           Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

10.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BRANDES INVESTMENT TRUST By________________________________ Name: Title:	BRANDES INVESTMENT PARTNERS, L.P. By_________________________________ Name: Title:

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SCHEDULE A

Brandes Investment Trust

Each class of the Fixed Income Funds of Brandes Investment Trust’s annualized expenses will be limited to the following annual rate of average daily net assets shown below:

Brandes Institutional Core Plus Fixed Income Fund – Class I	0.50%
Brandes Institutional Core Plus Fixed Income Fund – Class E	0.70%
Brandes Institutional Core Plus Fixed Income Fund – Class S	0.95%

Brandes Institutional Enhanced Income Fund – Class I	0.55%
Brandes Institutional Enhanced Income Fund – Class E	0.75%
Brandes Institutional Enhanced Income Fund – Class S	1.00%